United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058		SEC File Number 000-56362			CUSIP Number 29977N107
(Check one):	Form 10-K	Form 20-F	Form 11-K	☒	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2022
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________________

Part I - Registrant Information

EVER HARVEST INTERNATIONAL GROUP INC.

Full Name of Registrant

_____ Totally Green, Inc. ____________

Former Name if Applicable

Suite F, 16/F, Cameron Plaza

23 Cameron Road

Tsim Sha Tsui

Address of Principal Executive Office (Street and Number)

Hong Kong SAR
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “10-Q”) within the prescribed time period without unreasonable effort or expense due to uncertainties arising from governmental restrictions in response to the COVID-19 pandemic. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Chi Tong AU		+852 2732 0018
(Name)	(Area Code)	(Telephone Number)

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☒	No

3.	If answer is no, identify report(s).

4.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No

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5.   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2022, the Company generated net revenues of approximately $124,155 as compared to $84,907 for the same period ended September 30, 2021. The cost of revenue was approximately $102,392 and $59,548 for the quarters ended September 30, 2022 and 2021, respectively. The Company also incurred operating expenses of approximately $3,954,189 for the quarters ended September 30, 2022, as compared to $147,906 for the same period ended September 30, 2021. For the quarters ended September 30, 2022 and 2021, other income was approximately $1,423 and $949 respectively. This resulted in a net loss of approximately $3,931,003 and $121,598 for the quarters ended September 30, 2022, and 2021 respectively.

EVER HARVEST INTERNATIONAL GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	November 15, 2022	By /s/	Chi Tong AU	Title:	Chief Executive Officer (Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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